UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2009

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events

On January 9, 2009, WNS (Holdings) Limited (the “Company”) issued a press release announcing details of its extra - ordinary general meeting (“EGM”) to be held at 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel House on Friday,
February 13, 2009 at 3 p.m. and will distribute to its shareholders the EGM
Notice, Proxy Statement and Form of Proxy, copies of these documents are attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4. Copies of the Depository
Notice and Voting Card to holders of American Depository Shares (“ADS”) are attached hereto as Exhibit 99.5 and 99.6 respectively.

Exhibits

99.1  Press release of the Company, dated January 9, 2009.

99.2  The Company’s notice of extra-ordinary general meeting to ordinary shareholders, dated January 12, 2009.

99.3  The Company’s proxy statement for the extra-ordinary general meeting of ordinary shareholders to be held on February 13, 2009.

99.4  Form of proxy for use by ordinary shareholders.

99.5  Depositary’s notice of extra-ordinary general meeting to holders of ADSs, dated January 12, 2009.

99.6  Voting card for use by ADS holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: January 12, 2009	By:	Alok Misra
	Name:	Alok Misra
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release
99.2	Notice of EGM
99.3	Proxy statement
99.4	Form of Proxy
99.5	Depository Notice
99.6	Voting Card